Exhibit 10.1

NOTE: CERTAIN CONFIDENTIAL INFORMATION HAS BEEN OMITTED FROM THIS DOCUMENT AND REPLACED BY “[*]”. A COMPLETE COPY OF THIS DOCUMENT INCLUDING THE CONFIDENTIAL INFORMATION HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the “Agreement”) is made and entered into as of July 2, 2007 (the “Effective Date”), by and between NPS ALLELIX CORP. (“NPS”), with a business address of MaRS Centre, 101 College Street, South Tower, Suite 800, Toronto, ON MSG 1L8 Canada, and Nycomed Danmark ApS (“Nycomed”), company registration number CVR 16406899, located at Langebjerg 1, 4000 Roskilde, Denmark. NPS and Nycomed are referred to in this Agreement individually as a “Party” and collectively as “Parties.”

WHEREAS, NPS and Nycomed on April 20, 2004 entered into that certain Distribution and License Agreement (as amended on July 1, 2004 and on June 5, 2007, “Distribution Agreement”) and on February 24, 2005 entered into that certain Supply Agreement (as amended on July 29, 2005, “Supply Agreement”);

WHEREAS, the Parties desire to enter into this Agreement to provide for the assumption by Nycomed of obligations relating to the supply of Product and the release of NPS from such supply obligations, in exchange for Nycomed receiving the right to market the Product in additional countries as set forth herein; and

WHEREAS, the Parties desire to have performance under the Distribution Agreement excused during the term of this Agreement as set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and conditions herein contained, and intending to be legally bound hereby, the parties mutually agree as follows:

1.	DEFINITIONS

1.1 “Actual True Cost of Goods” means with respect to the Product, the costs actually incurred by NPS, in accordance with generally accepted accounting principles, for supply and manufacture of Drug Substance, Product or Devices, as the case may be, including costs for testing and release of such items.

1.2 “Affiliate” means a corporation or other business entity which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a Party. For purposes of this definition only, “control” and, with corresponding meanings, the terms “controlled by” and “under common control with” means (a) the possession, directly or indirectly, of the power to direct the management or policies of a legal entity, whether through the ownership of voting securities or by contract relating to voting rights or corporate governance, or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a legal entity; provided, however, that if local law restricts foreign ownership, control will be established by direct or indirect ownership of the maximum ownership percentage that may, under such local law, be owned by foreign interests.

1.3 “Approvals” means any approvals of any national or local regulatory agency, department, bureau or other governmental entity, necessary for the manufacture, use, storage, importation, export, transport, distribution or sale of a Product or Device except for the Marketing Authorization.

1.4 “Control” or “Controlled by” means, with respect to a Party, any Patent, Know-How, other intellectual property right, or Marketing Authorization, (a) that such Party owns or has a license to use such Patent, Know-How, intellectual property right or Marketing Authorization, and (b) has the ability to grant the other Party access, a license or a sublicense (as applicable) or right to use such Patent, Know-How, or intellectual property right, or the right to reference such Marketing Authorization during the Term without violating the rights of any Third Party and without obligation to make any payments to a Third Party as a result of such grant of access, license or sublicense, or right of reference, or the exercise thereof by the other Party. For purposes of information that a Party is obligated to transfer under this Agreement, “Control” or “Controlled by” means such information that is reasonably available to such Party.

1.5 “Device” means the drug delivery device described in Schedule 1.5 hereto and any future Improvements hereof.

1.6 “Drug Master File” or “DMF” shall mean a submission to the FDA or other regulatory agency used to provide confidential detailed information about facilities, processes, or articles used in the manufacturing, processing, packaging, and storing of human drugs, as more particularly described in United States Code of Federal Regulations, 21 CFR 314-420.

1.7 “Drug Substance” means shall mean the parathyroid hormone drug substance to be used for the Product.

1.8 “EU” means the member states from time to time of the European Union.

1.9 “Future Partner” means a Third Party to whom NPS grants rights to commercialize or distribute the Product in the US.

1.10 “Improvement” means any invention, discovery, derivative or Know-How, whether or not patentable, relating to the Product, the Device or Drug Substance (including in other formulations and indications). Any general patent or patent application which relates both to the Product, Device or Drug Substance as well as to other active substances shall be included in the definition of Improvement.

1.11 “Know-How” means information, results and data of any type whatsoever, in any tangible or intangible form whatsoever, including without limitation, Technical Information, databases, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and data relating to the Product, Device or Drug Substance.

1.12 “Licensed Technology” means the NPS Know-How, NPS Patents, and any Improvements relating to the Product, Device or Drug Substance.

1.13 “MAA” means a Marketing Authorization application submitted to the appropriate regulatory body in a country of the Territory for the purposes of obtaining Approval for the marketing of a pharmaceutical product in such country.

1.14 “Marketing Authorization” means any approvals (including, but not limited to, price and reimbursement approvals) and any master files, DMFs, establishment licenses, registrations or authorizations (including the approval of an MAA) issued under Directive 2001/83/EC or local legislation deriving thereof (as amended by Directive 2004/27) or local legislation deriving thereof, Council Regulation 2309/93 and any amendments or replacements hereof or any national equivalents (whether inside or outside the Territory) in relation to the Product and any CE Marking or approval by local authorities of the Device.

1.15 “Master Cell Bank” means NPS’ master cell bank containing the host cell (with the plasmid incorporated therein) for fermentation of the recombinant parathyroid hormone. The Master Cell Bank is used to generate the Working Cell Bank.

1.16 “Net Sales” means the gross amount invoiced by Nycomed or its Affiliates or sublicensees for sale or other commercial disposition of a Product to a Third Party in the Original Territory, as described in Section 7.3, less the following deductions:

(a) Discounts and allowances allowed and taken for returns or rejections (provided such amounts have been formally designated as such in accordance with the internal accounting procedures, consistently applied, of Nycomed and its Affiliates), and wholesaler charge backs allowed and taken in amounts normal and customary in the trade;

(b) Import, export, excise, sales or use taxes, value added taxes, and other taxes, tariffs or duties levied, absorbed or directly imposed and properly allocable to particular sales of Products to the extent such items are included in the gross amount invoiced (in any event excluding taxes on the income of Nycomed and its Affiliates);

(c) Freight, postage, shipping, insurance, and packaging costs and other outbound transportation charges prepaid or allowed to the extent included as part of the invoiced amount;

(d) Amounts allowed or credited for retroactive price reductions or rebates;

(e) The amounts of trade and cash discounts actually allowed on account of the purchase of Products;

(f) Allowances, adjustments, reimbursements, discounts and rebates made with respect to sales paid for by Third Parties, including, but not limited to, rebates given to health care organizations or other Third Parties who bought or paid for a Product; and

(g) Any amounts actually written off or specifically identified as uncollectible, in accordance with consistently applied accounting policies of Nycomed and except to the extent Nycomed recovers payment of any such written off amounts; provided however, that no such deduction shall be made for the Actual True Cost of Goods of such Product.

(h) Notwithstanding the foregoing, if: (i) a Product is sold together with other goods, whether with a separate price for such Product (unless such separate price is the same as the price for such Product when not sold together with other goods) or without a separate price for such Product, (ii) the consideration exchanged for a Product includes any non-cash consideration, or (iii) a Product is transferred for purposes of resale, in any manner other than as an invoiced sale, then, in each case the Net Sales applicable to the quantity of such Product included in any such transaction will be deemed to be the average Net Sales for such quantity of such Product for all transactions of such Product (other than those described in the preceding Sections (i)-(iii), inclusive) made in the relevant country during the last full calendar quarter prior to such transaction (or, if the Product was not commercially available during the last full calendar quarter preceding such transaction, during the current quarter).

(i) In the event that Products are sold or otherwise disposed of to a Third Party other than on arm’s length terms and are subsequently sold or otherwise disposed of by such Third Party on arm’s length terms, then Net Sales will be calculated based upon the first such arm’s length sale or disposition. “Net Sales” excludes (a) the transfer of reasonable and customary quantities of free samples of Product to physicians for professional use, other than for subsequent resale, (b) the transfer of Product as clinical trial materials, other than for subsequent resale, and (c) the transfer of Product to any regulatory agency in a country in the Territory for use by such agency in connection with securing Marketing Authorization for such Product in such country.

(j) In the event that Product is sold through sublicensees, distributors etc. appointed by Nycomed any costs, margins etc. payable by Nycomed to any such sublicensee, distributor etc. shall be borne solely and entirely by Nycomed and no such amount(s) shall be deducted when determining Net sales pursuant to this definition.

1.17 “New Territory” means all countries of the Territory which are not the Original Territory.

1.18 “NPS Know-How” means (a) any non-public or confidential sections of any MAA relating to any Product, and (b) any other non-public or confidential Know-How Controlled by NPS during the Term that is necessary or useful for the performance of pre-clinical or clinical development, for the filing of Marketing Authorizations in the Territory, or the commercialization, marketing or manufacture of a Product.

1.19 “NPS Patents” means the Patents listed in Schedule 1.19, as well as any Patents that NPS and its Affiliates own, have under license, have a right to acquire or Control, that are necessary or useful for, or otherwise, related to the exercise of the licenses granted in Section 2, such Patents to be added to Schedule 1.19 by NPS from time-to-time, with Nycomed’s approval.

1.20 “Original Territory” means all the countries of the EU, European countries outside EU, the Commonwealth of Independent States (formerly the USSR) and Turkey.

1.21 “Patent” means patents, letters patent, applications for patents, provisional applications for patents, and any patents issuing therefrom (including any divisions, continuations, continued prosecution applications and continuations-in-part thereof), reexamination certificates, reissue patents, patent extensions, patent term restorations, supplementary protection certificates issued under directive Council Regulation 1768/92 and any amendments and replacements hereof and any equivalents, substitutions, confirmations, registrations, revalidations, additions, continuations in part and divisions thereof.

1.22 “Product” means any pharmaceutical formulation dosing and administration form of the Drug Substance recombinant human parathyroid hormone 1-84, as currently set out in EMEA/H/C/659 as well as any Improvements thereto.

1.23 “Product Trademarks” means any trademarks, trade dress, logos, slogans, and designs, whether or not registered in the Territory, used to identify or promote a Product in the Territory including the trademarks listed in Schedule 2.2.

1.24 “Technical Information” means all information in physical form be it written, electromagnetic or photographic in relation to the Product, Drug Substance or Device including, without limiting the generality of the foregoing, results of pre-clinical studies and clinical trials, formulae, raw-data from product development, data, drawings and designs, toxicological, pharmacological, analytical and quality control data and testing data Controlled by NPS or Nycomed or their Affiliates and of which such entity is free to dispose, which is necessary or useful to the manufacture, development or other exploitation of Drug Substance, Products and Devices in accordance with this Agreement. Technical Information as defined in this Agreement shall be considered “Know-how” and include information relating to Master Cell Bank and Working Cell Bank as well as all research and development related information on the pharmaceutical technical aspects concerning the formulation and manufacturing of the Product and the Drug Substance.

1.25 “Term” means the period from Effective Date and until the earlier of termination or expiry as set out in Section 16.

1.26 “Territory” means all the countries of the world, except for US, Japan and Israel.

1.27 “Third Party” means any individual or entity other than NPS, Nycomed and their respective Affiliates including, but not limited to any national or local governments, hospitals, drug wholesalers, pharmacies and other third party customers.

1.28 “Working Cell Bank” means NPS’ working cell banks containing the host cell (with the plasmid incorporated therein) for fermentation of the recombinant parathyroid hormone. The Working Cell Bank is generated from the Master Cell Bank.

2.	LICENSE GRANT

2.1 Licensed Technology. NPS hereby grants to Nycomed the exclusive right and license, with a right to sublicense, under the Licensed Technology to market, use, import, export, distribute and sell the Product and Devices in the Territory in accordance with the terms of this Agreement; provided, however, that with respect to any sublicense relating to the Original Territory, such sublicense shall require NPS’ prior written consent, such consent not to be unreasonably withheld.

2.2 Trademarks. NPS hereby sells, assigns and transfers to Nycomed the entire right, title and interest in and to the PREOTACT trademarks in the Territory as identified on Schedule 2.2, together with the trademark registrations and trademark applications identified on Schedule 2.2 and any accompanying goodwill pertaining thereto, together with all claims, demands and causes of action for the past infringement of any or all of the trademarks or for unfair competition in business in connection therewith, the same to be held and enjoyed by Nycomed, its successors, assigns or other legal representatives as fully and entirely as the same would or could have been held and enjoyed by NPS had this assignment not been made. NPS hereby grants to Nycomed an exclusive and royalty free license to use the Product Trademarks other than the PREOTACT trademarks in the Territory under the terms of this Agreement in connection with marketing, sale, use, import and distribution, and/or sublicensing with NPS’ prior consent, which shall not be unreasonably withheld, of the Product and Device. Product Trademarks shall be solely for display, advertising, labeling and packaging purposes in connection with marketing, selling and distributing Product and Devices in accordance with this Agreement. Nycomed shall not at any time do or permit any act to be done which may in any way impair the rights of NPS in Product Trademarks.

2.3 Limitation Relating to Canada and Mexico. Notwithstanding Sections 2.1 and 2.2, the license granted hereunder with respect to Canada and Mexico shall be limited as set out in Section 8.

2.4 Manufacture. NPS hereby grants to Nycomed the non-exclusive royalty-free right under the Licensed Technology to develop, have developed, manufacture and have manufactured Product, Drug Substance and the Devices for its own use, or use of its sublicensees or for supply of Products, Drug Substance or Devices to NPS and any Future Partner in the Territory.

2.5 Technical Information. NPS further grants to Nycomed the exclusive royalty-free right and license, with a right to sublicense (in respect of rights relating to the Original Territory with NPS’ prior written consent which shall not be unreasonably withheld), to use the Technical Information of NPS to develop Product, Drug Substance or Device and to submit for approval for or amendment of Marketing Authorization for the Product. The license granted pursuant to this Section 2.5 does not impose on NPS an obligation to actually engage in or support any application for a Marketing Authorization in the Territory.

2.6 Nycomed Grant to NPS. Nycomed grants to NPS the exclusive royalty-free right and license, with a right to sublicense or subcontract distribution to a partner with Nycomed’s prior written consent on terms to be reasonably negotiated, to use the Technical Information of Nycomed to development Product, Drug Substance or Device and to submit for approval for or amendment of Marketing Authorization for the Product. The license granted pursuant to this Section 2.6 does not impose on Nycomed an obligation to actively engage in or support any application for a Marketing Authorization outside the Territory. In addition, Nycomed hereby grants to NPS the exclusive right and license, with a right to sublicense or subcontract distribution to a partner with Nycomed’s prior written consent on terms to be reasonably negotiated, under Nycomed’s Improvements to develop, make, have made, use, import, sell and have sold the Product and Devices outside the Territory. The licenses granted under this Section 2.6 shall not limit Nycomed’s rights under Section 2.7 to enter into negotiations with, or grant rights to, a Future Partner.

2.7 Improvements. Nycomed undertakes upon request by a Future Partner to discuss in good faith exploitation of Improvements outside the Territory with any Future Partner. NPS undertakes to use reasonable efforts to insert in any agreement with a Future Partner an equivalent obligation on a Future Partner to discuss in good faith exploitation of Improvements conceived by the Future Partner inside the Territory.

2.8 Clinical Study Data. NPS hereby grants to Nycomed the exclusive rights in the Territory, to the extent of NPS’ rights, to exploit all data emerging from the clinical study entitled “The Effects of PTH on the Skeleton in Hypoparathyroidism.”

2.9 Right of Negotiation. NPS grants to Nycomed the right of negotiation with respect to any of NPS’ pipeline products and or new products, which NPS is offering in a competitive process for license or sale to non-Affiliates in the Territory. Nycomed shall be provided with the same data, documentation, and other information simultaneously as such information is being submitted to any Third Party relating to the right of negotiation in the previous sentence.

2.10 Territorial Restriction. NPS shall ensure, to the extent permitted by applicable law, that its other licensees who distribute the Product outside the Territory will not actively sell the Product in the Territory. Nycomed shall ensure, to the extent permitted by applicable law, that it and its licensees who distribute the Product in the Territory will not actively sell the Product outside of the Territory.

2.11 Distribution Agreement. On the Effective Date, the Parties’ performance and all obligations under the Distribution Agreement shall be excused in all respects until midnight on September 1, 2007, at which time such performance and obligations shall be reinstated in full as of such time (including, without limitation, that NPS shall supply Product at the prices set out in the relevant provisions of the Distribution Agreement and the Supply Agreement); provided, however, that (i) the provisions of Section 19.7.2 of the Distribution Agreement shall not be reinstated but shall be immediately terminated and deemed null and void in all respects; and (ii) upon the earlier delivery of the Release Certificate as set forth in Section 6.8, the Distribution Agreement shall be immediately terminated and deemed null and void in all respects upon the date of such delivery. Notwithstanding the foregoing, until the Supply Agreement is terminated as set forth in Section 6.8 the sections and definitions contained in the Distribution Agreement incorporated by reference into the Supply Agreement shall continue to be so incorporated in the Supply Agreement. In the event that the Release Certificate is not delivered as set forth in Section 6.8, subject to Section 16.8, this Agreement shall be immediately terminated and deemed null and void in all respects (provided, however, that any amounts due and payable hereunder but not paid as of such termination date shall be due and payable in accordance with the terms of this Agreement). In the event that the Release Certificate is not delivered as set forth in Section 6.8, except as expressly contemplated in the provisions specified in Section 16.8, each of the Parties shall use reasonable efforts to put the other Party in the position it was in before entering into this Agreement, including, without limitation, the return of the information of relevant Third Parties, the return of Technical Information and the return of any registered rights relating exclusively to the New Territory (except for Brazil, which rights shall not be returned).

3.	DEVELOPMENT

3.1 Development. Nycomed shall have the right to develop the Product, Drug Substance and the Device including the development hereof for new administration forms and indications. Nycomed shall inform NPS or a Future Partner designated by NPS about its ongoing development projects on a quarterly basis. NPS or such Future Partner shall treat any such information as confidential in accordance with Section 13. Subject to Section 2.7, Nycomed shall have exclusive ownership to all Improvements conceived solely by Nycomed.

4.	COMMERCIALIZATION

4.1 Commercialization. Nycomed will be solely responsible for the commercialization of the Product in the Territory at Nycomed’s expense. Nycomed shall have the right to commercialize through sublicensees. Nycomed shall launch, market and sell the Product in the countries of the Territory in which Nycomed at its sole discretion finds the marketing financially feasible. If Nycomed determines that launching the Product in a country in the Original Territory, Canada or Mexico would not be commercially viable or would substantially limit the commercial potential of the Product in other countries of the Territory, then Nycomed will provide NPS with written notice of such determination and with copies of or access to all evidence considered by Nycomed in making such determination. Such evidence will be updated annually on request by NPS for as long as Nycomed does not launch Product in any country of the Original Territory, Canada or Mexico. In relation to the New Territory, other than Canada or Mexico, Nycomed shall have no reporting obligations.

4.2 Marketing Plan. Nycomed will commercialize the Product in the Territory pursuant to an annually updated marketing plan (“Marketing Plan”). Nycomed will prepare the Marketing Plan according to Nycomed’s marketing planning process and will include at a minimum in each Marketing Plan, medical education and communication, publications, congress and symposia, patient education, life cycle management, brand strategy, pan-EU brand positioning, key messages, Phase IV program, public relations, sales and distribution strategies. Each Marketing Plan will identify commercial milestones and describe the Product’s positioning and specify the target physician and patient populations and distribution channels to which Nycomed will devote its promotional efforts, the personnel and other resources by or on behalf of Nycomed as well as market and sales forecasts for the Product in the Territory.

4.3 Review and Comment on Marketing Plan. Nycomed will submit the final draft of the initial and updated Marketing Plan to NPS for review and comment. NPS will have twenty (20) business days to provide comments on such draft to Nycomed, and Nycomed will reasonably consider and address such comments prior to finalization and implementation of such plan. NPS shall review the Marketing Plan with a view to optimize the value of the Product and maintain brand consistency for the Product in the Territory that is not in conflict with NPS’ global commercialization strategy.

4.4 Launch Diligence Obligations. Subject to Section 4.1, Nycomed undertakes to launch the Product through its own sales and marketing organization in Germany, UK, France, Italy, Spain, Greece, Austria, Switzerland, Belgium, Netherlands, Sweden, Norway, Denmark, Finland, Estonia, Latvia, Lithuania, Poland and the Commonwealth of Independent States (formerly the USSR) and to maintain the necessary personnel to perform sales and marketing activities towards relevant target groups of hospital and office based specialists. Furthermore, Nycomed will launch the Product in each country in the Original Territory as soon as reasonably possible after receipt of Marketing Authorization, pricing and reimbursement approval, for the Product and Device in such country, but in no event later than four (4) months after such receipt; provided, however, that such 4-month period will be tolled during such time as commercial supply of such Product is not available to Nycomed other than as a result of any act or omission by Nycomed. Schedule 4.4 contains a description of Nycomed’s initial sales and marketing personnel commitment to the Original Territory during the first five years from launch. Such allocation shall be fully in place twelve (12) months from launch and shall not be decreased by more than thirty-five percent (35%) in a country or more than twenty-five percent (25%) in the aggregate in the Original Territory without prior consultation and approval by NPS. Should Nycomed, to an unreasonable extent, delay or postpone the launch of the Product in any of the markets as set forth in this Section 4.4 for reasons within Nycomed’s or Nycomed’s sublicensees control (or any other markets in the Original Territory), NPS or its sublicensee shall be entitled but not obliged to “march-in” to ensure the launch of the Product in any such country, and Nycomed’s rights with respect to any such countries may be terminated.

4.5 General Diligence Obligations. Nycomed will use commercially reasonable efforts to perform the activities set forth under each Marketing Plan. Nycomed will promote, market, sell and distribute the Product in the Territory by applying efforts and resources as reasonably required to capture the commercial potential of the Product throughout the Original Territory and at least equal to the efforts and resources normally used by a similarly situated pharmaceutical company for a product owned by it which has a similar market potential and is at a similar stage in its product life cycle as the Product. All efforts of Nycomed’s Affiliates, sublicensees or distributors will be considered efforts of Nycomed for the purpose of determining Nycomed’s compliance with its obligations under this Section 4.5.

4.6 Nycomed Diligence Concerning Shipment of Product Outside the Territory. Nycomed may not deliver or tender (or cause to be delivered or tendered) any Product outside of the Territory. If Nycomed receives any order from a prospective purchaser located outside the Territory, Nycomed shall immediately refer that order to NPS. Nycomed shall not accept any such orders. Notwithstanding anything in this Section 4.6 to the contrary, if Nycomed receives an unsolicited order for Product from a prospective purchaser located outside the Territory, and such purchaser is committed to resell the Product back into the New Territory and not the Original Territory (as evidenced by a written agreement by such purchaser), then Nycomed may accept such order; provided, however, that if any such Product is sold back into the Original Territory and Nycomed knew or had reason to know such fact when selling such Product to such purchaser, then such sale shall be included in Net Sales for purposes of Section 7.5. In addition, with respect to sales invoiced in the New Territory but that were re-sold or imported for resale into the Original Territory, see Section 7.3.

4.7 Right of Reference. Subject to the terms and conditions set forth in this Agreement, (i) NPS hereby grants to Nycomed a fully paid, exclusive right and license to reference any Marketing Authorizations Controlled by NPS for Product outside the Territory for the purpose of obtaining Marketing Authorization of the Product in one or more countries in the Territory and (ii) Nycomed hereby grants to NPS and its sublicensees a fully paid, exclusive right and license to reference any Marketing Authorizations Controlled by Nycomed for Product inside the Territory for the purpose of obtaining Marketing Authorization of the Product in one or more countries outside the Territory. The license granted pursuant to this Section 4.7 does not impose on any of the Parties an obligation to actively engage in or support any application for a Marketing Authorization in the territory of that other Party.

5.	MARKETING AUTHORIZATION

5.1 Filing of Marketing Authorizations. Subject to Section 4.4, Nycomed shall have the right to, and shall at its sole discretion file the MAAs in order to obtain Marketing Authorizations or to have amended the existing MAA in any country of the Territory.

5.2 Ownership and Maintenance of Marketing Authorizations. Nycomed shall be the Marketing Authorization holder and owner in respect of all Products in each part of the Territory and shall assume all responsibilities towards the regulatory authorities. Nycomed shall maintain the Marketing Authorizations at its costs in the Territory for the Term. NPS will, throughout the Term, at its own costs, provide technical and scientific support to the extent such support is reasonably possible to NPS, taking into consideration its operations at the time of Nycomed’s request or to the extent the request relates to data available to NPS but not to Nycomed.

5.3 Meetings and Correspondence. The provisions of this Section shall not apply to adverse events reporting, which shall be governed by Section 5.4. To the extent either Party receives any written or oral communications relating to a Product from any regulatory authority in the Territory, such Party will promptly inform the other Party and the Future Partner, if any, thereof (including by providing a copy of any written communication or a written account of any oral communication), but in no event later than five (5) business days after receipt of such communication. Each Party will promptly notify the other Party and the Future Partner, if any, and provide such other Party and Future Partner, if any, with a copy, of any correspondence or other reports or complaints submitted to or received by the first Party from any regulatory authority in the Territory or from any other Third Party claiming that any Product promotional materials are inconsistent with a Product’s labeling or are otherwise in violation of applicable law or regulation. Each Party will provide the other Party and the Future Partner, if any, with a copy of any documents or reports filed with or received from any regulatory authority in the Territory with respect to a Product. In addition, NPS shall require that the Future Partner, if any, provide Nycomed with a copy of any documents or reports filed with or received from any regulatory authority in the U.S. with respect to a Product.

5.4 Adverse Events Reporting. Nycomed will provide NPS and the Future Partner, if any, with prompt written notice of any serious adverse drug event or reaction reports received by Nycomed with respect to Products in the Territory, including copies of any such written reports where available. NPS will provide Nycomed with prompt written notice of any serious adverse drug event or reaction reports received by NPS with respect to Products in any jurisdiction outside the Territory where NPS is, at such time, developing or marketing Products, including copies of any such written reports where available. NPS Shall require that the Future Partner, if any, provide Nycomed with prompt written notice of any serious adverse drug event or reaction reports received by the Future Partner with respect to Products in any jurisdiction outside the Territory where the Future Partner is, at such time, developing or marketing Products, including copies of any such written reports where available. Nycomed will be responsible for complying with adverse drug event reporting requirements in the Territory with respect to Products and will copy NPS on all correspondence with regulatory authorities in the Territory regarding the same. NPS will be responsible for complying with adverse drug event reporting requirements in jurisdictions outside the Territory where NPS is, at such time, developing or marketing Products and will copy Nycomed on all correspondence between NPS and the regulatory authorities in such jurisdictions regarding serious adverse drug events or reactions. NPS will have the right to redact such correspondence to remove information proprietary to NPS as applicable.

6.	TRANSFER OF MANUFACTURE AND SUPPLY

6.1 License of Know-How. NPS and Nycomed agree to license the Know-How as set out in this Section 6.1 on a non-exclusive basis (it being understood that this Section 6.1 shall not limit any exclusive licenses granted pursuant to Section 2). The common aim of this Section 6 shall be to enable Nycomed to take over responsibilities relating to the manufacture of the Product, Drug Substance and Device and to develop and improve the Product, Drug Substance and Device and the manufacturing process. Both Parties undertake to use commercially reasonable efforts to achieve that overall purpose when executing this Section 6.

6.2 Assumption of Manufacture. Subject to Section 6.8, Nycomed shall use reasonable efforts to ensure supply of Products through itself or Third Parties, including, without limitation, the negotiation of supply and manufacturing obligations and amendment of Marketing Authorizations to permit such changed supply chain.

6.3 Contributions of NPS. NPS shall make available to Nycomed all of the Technical Information (including any manufacturing information) in its Control in the form reasonably available to NPS according to the lists and timeplans set out in Schedules 6.3(a) and 6.3(b). To the extent practicable, NPS shall accommodate Nycomed on any reasonable request to convert such Technical Information into another form that is required or requested by a Regulatory Authority. NPS shall use reasonable efforts to perform and undertake the activities listed in Schedules 6.3(a) and 6.3(b) of the Agreement. NPS hereby expressly grants to Nycomed all rights to conclude the undertaking set out in Section 6, including without limiting the entering into of agreements with Third Party suppliers and approaching the authorities for amendment of Marketing Authorizations and Approvals. Any Technical Information not contemplated by Schedules 6.3(a) and 6.3(b) and that has not already been provided by NPS to Nycomed shall be made available to Nycomed upon Nycomed’s reasonable request to the extent reasonably available to NPS. NPS shall continue current efforts through [*] to undertake the actions and to resolve current problems relating to the supply chain of Products described in Schedules 6.3(a) and 6.3(b).

6.4 Subsequent Technical Information. Any Technical Information which comes under the Control of NPS or its Affiliates after the transfer according to Section 6.3 and during the Term shall be submitted to Nycomed as soon as reasonably practicable after it becomes available to NPS. NPS shall use reasonable efforts to not, and use reasonable efforts to cause its Affiliates to not, enter into any agreement with any entity which prevents Technical

Information obtained as a result of such agreement being made available to Nycomed. Any Technical Information which comes under the Control of Nycomed or its Affiliates after the transfer according to Section 6.3 and during the Term shall be submitted to NPS as soon as reasonably practicable after it becomes available to Nycomed. Nycomed shall use reasonable efforts to not, and use reasonable efforts to cause its Affiliates to not, enter into any agreement with any entity which prevents Technical Information obtained as a result of such agreement being made available to NPS.

6.5 Nycomed Technical Information. Any Technical Information which is developed or acquired by Nycomed or its Affiliates or its sublicensees during the term of this Agreement shall be the property of Nycomed. Any Technical Information which is developed or acquired by NPS or its Affiliates or its sublicensees during the term of this Agreement shall be the property of NPS. To the extent that the Technical Information is an Improvement Sections 2.7 and 3.1 shall apply.

6.6 Master Cell Bank and Working Cell Bank. NPS is currently a party to a certain Laboratory Services and Confidentiality Agreement, dated as of [*], by and between NPS and [*], under which [*] performs certain contract research duties for NPS. As promptly as practicable after the Effective Date, NPS shall transfer to [*] or ATCC Patent Depository, which is in the business of maintaining legal compliant storage of materials for patent purposes (“ATCC”), or another Third Party appointed by NPS and approved by Nycomed, such approval not to be unreasonably withheld or delayed, the Master Cell Bank and Working Cell Bank and the technology related thereto under a trust agreement allowing royalty free access to Nycomed, NPS and the Future Partner in such a manner as to prevent either party from depleting these materials such that harm is caused to the other party. As part of such trust agreement, a mechanism for storage fees, withdrawals and manufacture of additional Working Cell Banks will be defined. Nycomed and NPS (or their respective assignee or sublicense) shall each cover fifty percent (50%) of the total costs and expenses of the activities required to maintain such trust. Until the trust agreement is in place, NPS shall deliver to Nycomed Master Cell Banks or Working Cell Banks or Drug Substance as needed by Nycomed for purposes of performing its obligations hereunder.

6.7 Parent Strain [*]. As promptly as practicable after the Effective Date, NPS shall transfer to [*] or ATCC or another a Third Party appointed by NPS and approved by Nycomed, such approval not to be unreasonably withheld or delayed, the parent strain [*] of the Master Cell Bank and the technology related thereto under a trust agreement allowing royalty free access to both Nycomed and the Future Partner in such a manner as to prevent either Party from depleting these materials such that harm is caused to the other Party. As part of such trust agreement, a mechanism for storage fees, withdrawals and manufacture of additional Master Cell Banks will be defined. Nycomed shall cover its portion of the activities required to maintain such trust.

6.8 Release from Manufacturing Obligations. Nycomed shall have the option, in its sole discretion, to assume the supply obligations relating to the Products as set forth in this Section 6.8. Nycomed shall so elect to release NPS from the supply obligations relating to the Products by executing and delivering to NPS the Release Certificate substantially in the form set out in Schedule 6.8 no later than midnight on September 1, 2007. Upon delivery of the executed Release Certificate by midnight on September 1, 2007, the grant of rights to the New Territories shall become permanent. In the event Nycomed delivers the executed Release Certificate as set forth above, the Distribution Agreement shall be terminated in accordance with

Section 2.11 and the Supply Agreement shall be terminated no later than [*] and NPS shall be released of its supply obligations under the Distribution Agreement and Supply Agreement following such termination of the Supply Agreement except as specifically provided for in this Agreement. In that event, Nycomed shall purchase the Products at a rate corresponding to [*]. To the extent that the activities due to be performed by NPS on or before September 1, 2007 in Schedule 6.3(a) have not been fulfilled in all material respects by September 1, 2007, Nycomed’s right and obligation to execute and deliver the Release Certificate shall be postponed until such activities have been fulfilled in all material respects and all references to September 1, 2007 in Section 2.11 shall be deemed to refer to the date at which such postponement ends.

6.9 Information of Third Parties. Subject to Section 6.13, no later than seven (7) days from Effective Date NPS shall inform relevant Third Parties (including Vetter, Ypsomed and Boehringer Ingelheim) that Nycomed is intended to take over manufacturing responsibilities in relation to the Product, Drug Substance and Device for the Territory and shall permit each such relevant Third Party to have direct contact with Nycomed and disclose confidential information to Nycomed.

6.10 Accessibility of Employees. NPS shall use commercially reasonable efforts to ensure that the persons set out in Schedule 6.10 shall be at Nycomed’s reasonable disposal in the period of time from Effective Date until [*] and that the same persons shall at reasonable notice be at Nycomed’s reasonable disposal from [*] until [*].

6.11 No Adverse Third Party Agreements. NPS shall ensure that no contractual agreements entered into by or on behalf of NPS shall prevent Nycomed from entering into agreements with Third Parties relating to the supply of Products, Drug Substance or Devices. Nycomed shall ensure that no contractual agreements entered into by or on behalf of Nycomed shall prevent NPS or the Future Partner from entering into agreements with Third Parties relating to the supply of Products, Drug Substance or Devices.

6.12 Stock. Nycomed shall be obligated to purchase the Drug Substance inventory stock owned by NPS and set forth on Schedule 6.12. The prices for Drug Substance shall be as set out in Schedule 6.12.

The supply terms of the Supply Agreement shall apply to such purchase of inventory stock with the following modification:

Some batches are marked “In test” or “Passed, awaiting validation of test methods” on Schedule 6.12. To decide whether the listed batches comply with the product warranty, these batches are undergoing further analytical testing, investigation and evaluation. The methods of testing and the results are currently being discussed and evaluated by the Parties and the Third Party supplier Vetter GmbH. Nycomed shall purchase only batches which are declared by the quality assurance departments of each of Nycomed, NPS and Vetter GmbH to be in compliance with the product warranty in Section 6 of the Supply Agreement based on an evaluation made in good faith, and have a remaining shelf life of at least 18 months. In connection with such evaluation, Nycomed shall provide to Vetter GmbH any information in its Control which Vetter GmbH reasonably needs in order to so evaluate.

6.13 Third Party Manufacturers. Nycomed shall not enter into any agreement with any Third Party in exercise of the license granted to Nycomed pursuant to Section 2.4 without prior notification to and consultation with NPS and without providing NPS reasonable opportunity to be present and participate in any discussions or negotiations with any such Third Party. Until September 1, 2007, any such agreement with any Third Party that is then a supplier to NPS shall be negotiated in coordination between Nycomed and NPS with a view toward achieving contractual cost and other performance benefits for both Nycomed and NPS. Nycomed shall use reasonable efforts to ensure that any such agreement with any Third Party shall not adversely affect NPS during the term thereof or in the event of termination of this Agreement in accordance with Section 2.11. Notwithstanding the foregoing, Nycomed has no obligation to provide for the supply of Products, Drug Substance or Devices to the U.S. in such negotiations with Third Parties.

6.14 Third Party Credits. In the event that Nycomed enters into any contractual relationship with a Third Party manufacturer and/or supplier with which NPS had a pre-existing manufacturing relationship (including, but not limited to, Vetter, Ypsomed and Boehringer Ingelheim), Nycomed shall reimburse NPS for any credits which NPS had with respect to such Third Party manufacturer and/or supplier to the extent that Nycomed uses or otherwise receives the benefit from such credits. For purposes of clarity, the reimbursements and credits referenced in this Section 6.14 shall not impact Net Sales under this Agreement.

7.	COMPENSATION

7.1 Compensation Generally. As compensation for NPS’ obligations hereunder, Nycomed agrees to pay NPS the remuneration set forth in this Section 7.

7.2 Fees. Nycomed agrees to pay to NPS the following fees (in addition to the royalties payable under Section 7.5):

(a) € [*] upon receipt of approval for reimbursement in France;

(b) € [*] upon reaching cumulative Net Sales of € [*] of Product in the Original Territory; and

(c) € [*] when the aggregated Net Sales of Product in the Original Territory for a calendar year first reach € [*].

The above payments are due and payable no later than 30 days from the date of the event triggering the payment of the applicable fee described above.

7.3 Net Sales. Net Sales shall only be counted from sales invoiced in the Original Territory. Sales invoiced in the New Territory shall not be counted when calculating the Net Sales. However, in the event that a Product or Device that was sold in the New Territory was re-sold or imported for resale into a country of the Original Territory, and Nycomed knew or had reason to know that it would be re-sold in the Original Territory when selling that Product or Device, then the revenue from such sale by Nycomed in the New Territory shall be deemed to be Net Sales subject to the royalty provisions of this Agreement. In addition, with respect to sales invoiced outside the Territory but then sold back into the Original Territory, see Section 4.6.

7.4 Payments for Sale of Product Outside the Territory. In the event that Product sold by a Party is discovered in the territory of the other Party then the non-selling Party shall be entitled to recover from the exporting Party the gross profits earned by the exporting Party on the sale of such Product.

7.5 Royalty. Nycomed shall make the following payments to NPS based on Net Sales of Products in the Original Territory (calculated as described in Section 7.3 above):

(a) [*] of Net Sales for that portion of Net Sales of Product in such calendar year that is less than € [*];

(b) [*] of Net Sales for that portion of Net Sales of Product in such calendar year that equals or exceeds € [*] but is less than or equals € [*]; and

(c) [*] of Net Sales for that portion of Net Sales of Product in such calendar year that exceeds € [*].

7.6 Royalty Payments. Nycomed will provide NPS within twenty (20) business days after the end of each calendar quarter, with a report stating the volume of Product sold in each country of the Original Territory, invoiced sales and Net Sales and the amount of royalties due on such Net Sales. Within forty-five (45) days after the end of each calendar quarter, Nycomed will transfer, by wire, the amount of royalties due to NPS to such bank account as NPS may indicate from time to time or as NPS may otherwise direct in writing. Payment of all royalties hereunder will be made in USD.

7.7 Withholding Taxes. Nycomed and NPS have determined that Nycomed does not have an obligation to withhold taxes on payments from Nycomed to NPS hereunder. Nevertheless, in the event a tax authority in the Territory concludes that Nycomed is, by law or income tax treaty, required to withhold such taxes, and after Nycomed has exhausted all remedies reasonably available to avoid such withholding obligation, then Nycomed may withhold such taxes and pay over such withheld amounts to the applicable tax authority. Nycomed shall furnish NPS with proof of such payments. Any such tax required to be paid or withheld shall be an expense borne by NPS. Nycomed shall promptly provide NPS with a certificate or other documentary evidence to enable NPS to support a claim for a refund or foreign tax credit with respect to any such tax so withheld or deducted by Nycomed. At NPS’ request, Nycomed shall reasonably cooperate to support any claim by NPS for such a refund or credit.

7.8 Audit Rights; Adjustments.

7.8.1 Nycomed will permit an independent certified public accountant designated by NPS or a Third Party recipient of royalties under this Agreement and reasonably acceptable to Nycomed (the “Auditor”), to have access to Nycomed’s records and books during regular business hours for the sole purpose of determining the accuracy of the amounts reported and actually paid or otherwise payable to NPS under the terms of this Agreement (the “Audit”). Any Audit will cover a period not to exceed three (3) years immediately preceding such audit. NPS will bear all costs and expenses in connection with the Audit; provided, however, that if any Audit reveals an understatement of Net Sales greater than five percent (5%) of the stated amount, then Nycomed will bear all costs and expenses in connection with such Audit. Any Audit will be performed, upon at least thirty (30) calendar days’ prior written notice, during regular business hours, and not more than once in each calendar year during the term of this Agreement and during any calendar year in the three (3) year period following expiration or termination of this Agreement.

7.8.2 The Auditor will execute a written confidentiality agreement with Nycomed and will disclose to NPS only the amount and accuracy of payments reported and actually paid or otherwise payable under this Agreement. The Auditor will send a copy of the report to Nycomed at the same time it is sent to NPS. The report sent to Nycomed will also include the methodology and calculations used to determine the results.

7.8.3 If the Audit results in a determination that Net Sales have been overstated, then NPS will repay the amount of any resulting overpayment to Nycomed within thirty (30) days after receipt of the Auditor’s report.

7.8.4 If the Audit results in a determination that Net Sales have been understated, then any resulting underpayment will be paid to NPS within thirty (30) days after receipt of the Auditor’s report.

7.9 Interest on Late Payments. Any payment not received within the period set forth in Sections 7.2, 7.5, 7.8.3 and 7.8.4 above, shall accrue interest at the rate of 18% per annum until paid in full.

7.10 No Right to Set-off. Neither Party shall have any right to set-off, deduct, counterclaim or offset against amounts owed by it to the other Party.

8.	INTERIM TERRITORY

8.1 Canada and Mexico. After Marketing Authorization for the Product in the U.S. has been granted, Nycomed shall upon NPS’ request assign any Marketing Authorization and Approvals, if any, for the Product in Canada and Mexico to NPS or the Future Partner.

8.2 Amendment of Territory. Following such assignment, this Agreement shall automatically be amended so that “Territory” shall no longer include Canada and Mexico.

8.3 Supply. After assigning Marketing Authorizations and Approvals, Nycomed will upon request from NPS or the Future Partner supply NPS or the Future Partner with the Product and Device for use in Mexico and/or Canada for a period not exceeding [*] from the grant of the Marketing Authorization in the US.

8.4 Supply Terms. The terms for supply of Products and Devices to NPS or the Future Partner shall be negotiated in good faith with NPS or the Future Partner, as applicable, and be on terms customary to the industry. Nycomed will supply Product and Device to NPS or the Future Partner corresponding to the specifications for the Product in the Territory. Nycomed explicitly undertakes that it will not provide Product corresponding to requirements of the US or Japan market. Nycomed shall not give warranties relating to intellectual property rights. The supply price shall be negotiated in good faith and at least correspond to [*].

8.5 Nycomed Acting as Sales Force for Future Partner. In the event that there is a Future Partner, NPS shall ensure that the Future Partner contractually accepts the obligation to use Nycomed’s sales organization(s) in Canada and Mexico for a period of not less than [*] from grant of the Marketing Authorization in the US on terms to be negotiated in good faith and at contract sales organization rates customary to the industry.

8.6 Cooperation. Nycomed undertakes to discuss in good faith development and marketing strategy with NPS or a Future Partner in order to optimize the global value of the Product. This includes good faith discussion of granting mutual license rights to any Improvements of the Product. Nycomed undertakes to co-ordinate any actions relating to regulatory or intellectual property rights in a way that will not materially impair the rights of NPS or the Future Partner and will optimize Net Sales in the Original Territory. NPS undertakes to contractually impose equivalent undertakings towards Nycomed on NPS or a Future Partner.

9.	INTELLECTUAL PROPERTY

9.1 Ownership of Intellectual Property. NPS shall retain all of its rights, title and interest in and to Licensed Technology, subject to the licenses granted in this Agreement. Other than as provided above, Nycomed has no right, title or interest in any Licensed Technology relating to the Product and Devices and shall not sell, distribute, market, use, import or export the Product and Devices otherwise than in accordance with the terms of this Agreement.

9.2 Patent and Trademark Registration. Nycomed shall have the right to be registered with all applicable patent or trademark departments of the Territory in relation to the NPS Patents and Product Trademarks as the exclusive licensee empowered to act in relation hereto as common representative for both Parties. NPS shall execute and deliver all documents reasonably requested by Nycomed in completion of the above mentioned registration process and enabling Nycomed to undertake the acts set out in subsection 9.3.

9.3 Prosecution and Maintenance of NPS Patents. Nycomed shall at its own costs be responsible for patent prosecution, filing and maintenance of NPS Patents in the Original Territory, including, without limitation, prosecution, renewal, the filing of supplementary protection certificates and other fees necessary to maintain the NPS Patents in full force and effect until the earlier of their expiration or the termination or expiration of this Agreement. Nycomed’s efforts under this Section 9 shall be subject to Nycomed’s decision to launch in the applicable country as set out in Section 4.1.

To enable Nycomed to prosecute, file, maintain and defend the NPS Patents in the Territory, on the request of Nycomed, NPS shall grant to Nycomed all necessary rights, in Nycomed’s sole discretion (provided such rights do not include any ownership interest in the NPS Patents), to enable Nycomed to direct any outside patent or legal counsel (in the following “Nycomed IP law firms”). Nycomed shall have the sole and exclusive right to handle all matters related to patent prosecution, filing, maintenance and defense of NPS Patents in the Territory with the Nycomed IP law firms. Nycomed or the Nycomed IP law firms will inform NPS on a regular basis as outlined in Section 9.4. below.

In relation to the Original Territory, NPS shall provide reasonable technical support for Nycomed’s activities, including but not limited to providing access to NPS inventors, key experts and consultants, establishing and providing declarations of the NPS inventors, key experts and consultants and to providing experimental data available at NPS to support the patent prosecution, filing, maintenance and defense of NPS Patents in the Territory. Nycomed’s responsibilities shall include, in Nycomed’s sole discretion, oppositions and appeals against third party IP rights with the applicable patent authorities.

In the event Nycomed intends to allow any NPS Patent in the Territory to lapse or become abandoned, as soon as reasonably practical after Nycomed’s decision to allow such NPS Patent to lapse or become abandoned, then NPS may, but shall not be required to, assume further responsibility for the prosecution, maintenance, and defense of such Nycomed Patents. In such event, NPS or its designee shall act in NPS’ name and at NPS’ or its designee’s expense. Nycomed shall cooperate with NPS or its designee as reasonably requested at NPS’ or its designee’s expense. Notwithstanding the foregoing, it is expressly understood and agreed that Nycomed may not allow any NPS Patent to lapse or become abandoned that would be necessary and/or advantageous for NPS to fulfill its obligations under the Agreement with regard to the Original Territory.

9.4 Periodic Information. The Parties shall on a regular basis or upon reasonable request and in no event less than on a quarterly basis inform each other of any changes or updates relating to the Licensed Technology.

9.5 Use, Prosecution and Maintenance of Product Trademarks.

9.5.1 Use of Product Trademarks. Nycomed shall use the Product trademark PREOTACT® where possible. To the extent that PREOTACT® can not be used for commercial, regulatory or other reasons, Nycomed shall have the right to use Product Trademarks other than PREOTACT® including PREOS® for use on or in connection with the Product and Device, subject to NPS’ prior approval not to be unreasonably withheld. In the event Nycomed uses the PREOS® trademark for use on or in connection with the Product and Device, all goods sold by Nycomed under the PREOS® trademark and all related advertising, promotional and other related uses of the PREOS® trademark by Nycomed shall conform to all standards that may be set from time to time by NPS and shall otherwise be of a high standard in the respective trade and of such style, appearance and quality as to be adequate and suited to their exploitation to the best advantage and to the protection and enhancement of the PREOS® trademarks and the good will pertaining thereto. Nycomed agrees to cooperate with NPS in facilitating NPS’ control of such nature and quality, to permit reasonable inspection of Nycomed’s operation, and to supply NPS with specimens of all uses of the PREOS® trademark upon request.

9.5.2 Prosecution, Maintenance and Ownership of Product Trademarks. Nycomed shall be responsible for filing, prosecution, maintenance and defense of all registrations of the Product Trademarks and will be responsible for the payment of any costs relating to filing, prosecution, maintenance and defense of the Product Trademarks in the Territory. Except as provided in Section 2.2, NPS will be the sole owner of the Product Trademarks.

9.6 Third Party Patent Infringement.

9.6.1 Potential Infringement. In the event either Nycomed or NPS learns of any Third Party Patents which may cover the distribution, marketing or sale of Product or Device in the Territory, as carried out by NPS in accordance with its rights under this Agreement, such Party will notify the other. The Parties agree to confer in good faith regarding such potential infringement risk and to explore reasonable alternatives for avoiding such risk.

9.6.2 Defense by Nycomed. If a Third Party files a claim, suit or action against Nycomed claiming that a Patent or other intellectual property right owned by such Third Party is infringed or misappropriated by the distribution, marketing or sale or even manufacture, as the case may be, of Product or Device in the Territory, and such claim, suit or action arises out of Nycomed’s permissible exercise of its rights under this Agreement, the Parties shall confer in good faith regarding such alleged infringement or misappropriation. Nycomed shall at its discretion, and at its own costs defend any such claims, suits or actions. NPS will assist in the defense of any such claim, suit or action as reasonably requested by Nycomed. Nycomed shall not settle any such claim, suit or action if such settlement would impose on NPS the obligation to pay any damages (including royalties under a license) without the prior express written consent of NPS, which shall not be unreasonably withheld or delayed. If Nycomed chooses not to defend any such claim, suit or action, it shall promptly notify NPS of such decision and NPS may, but shall not be required to, assume such defense in it its own name at its own cost and expense. In such an event, Nycomed shall cooperate with NPS as reasonably requested at NPS’ request.

9.7 Infringement of Licensed Technology.

9.7.1 Notice of Infringement. In the event Nycomed or NPS becomes aware of any actual or threatened infringement or misappropriation of any Licensed Technology, the Party first having knowledge of such infringement shall promptly notify the other, and the Parties shall thereupon consult together as to the action to be taken.

9.7.2 Prosecution by Nycomed. Nycomed may, but shall not be obligated to commence an infringement action against any person or entity infringing, including infringement or misappropriating the Licensed Technology directly or contributorily. NPS shall cooperate with Nycomed as reasonably requested. The costs of such enforcement shall be shared equally on a country-by-country basis. Any and all amounts recovered with respect to such an action shall be applied first to reimburse the Parties for their out-of-pocket expenses (including reasonable attorneys’ fees) in prosecuting such infringement or misappropriation. The remainder shall be deemed Net Sales under this Agreement and be treated accordingly.

9.7.3 Prosecution by NPS. In the event Nycomed is unable to or elects not to commence action against the person or entity responsible for the alleged infringement or misappropriation within ninety (90) days of the date of Nycomed’s becoming aware of such infringement, then NPS may, but shall not be required to, prosecute the alleged infringement or threatened infringement. In such event, NPS shall act in its own name and at its own expense. Nycomed shall cooperate with NPS as reasonably requested including being named as a Party if necessary, at NPS’ expense. If Nycomed so desires, it may actively participate in such action at a later date, at its own expense. Any amounts recovered with respect to such an action shall be applied first to reimburse the Parties for their out-of-pocket expenses (including reasonable attorneys’ fees in the prosecution of such infringement). The remainder shall be deemed Net Sales under this Agreement and be treated accordingly.

9.7.4 Enforcing Party. If a Party elects not to bear an equal share of the costs of such an action, such party may opt out of such costs by providing the other Party with adequate notice, which shall be given before initiation of the trial, of its intention not to participate in the costs of the enforcement action. In such event, the Party opting out of the enforcement costs will continue to cooperate with the enforcing Party at the enforcing Party’s expense, and the enforcing Party will retain the full amount of any damage awards resulting from such enforcement action.

9.7.5 Current Opposition Claim. NPS currently is a party to an opposition appeal no. [*] concerning the patent [*] before the Board of Appeal of the European Patent

Office. NPS shall provide Nycomed with a copy of all correspondence with the Board of Appeal of the European Patent Office and with the counterparty in relation to the appeal and shall consult with Nycomed and duly consider any feedback in relation to all activities concerning the proceedings. NPS hereby authorizes Nycomed to approach the counterparty directly in order to settle the appeal case. NPS shall consent to the settlement and if so requested by Nycomed withdraw the claim, provided, however, that NPS shall not be required to give such consent and withdraw the claim to the extent it would be detrimental to NPS’ rights.

9.8 Third Party Trademark Infringement.

9.8.1 Prosecution by Nycomed. Nycomed shall be primarily responsible for any legal proceedings against any infringement of Product Trademarks. NPS shall cooperate with Nycomed as reasonably requested. The costs of such proceedings shall be borne by Nycomed. Any and all amounts recovered with respect to such action shall be applied first to reimburse Nycomed for such costs of such proceedings (including reasonable attorneys’ fees). The remainder shall be deemed Net Sales under this Agreement and be treated accordingly. In the event Nycomed shall not be willing to take legal proceedings against any infringer, NPS may take such proceedings at its own cost, and in such case any damages recovered shall belong solely to NPS.

9.8.2 Infringement by Nycomed. Nycomed shall indemnify and hold NPS harmless from any claims and liability from a Third Party arising out of Nycomed’s infringement of a Third Party’s trademark rights in the Territory by exercising its rights to the Product Trademarks under this Agreement.

9.8.3 Withdrawal Due to Alleged Infringement. In the event Nycomed receives notice from a Third Party alleging that the manufacture, use or sale of the Product in the Territory infringes such Third Party’s intellectual property rights in the New Territory, Nycomed shall provide NPS with written notice thereof and the Parties shall consult with each other in good faith regarding such allegation. Nycomed shall consider NPS’ suggestions and comments regarding such alleged infringement; provided, however, that Nycomed shall have the right after such consultation with NPS, at its own discretion, to withdraw the Product from the market of such country in the New Territory and keep it off the market in such country in the New Territory until the issue is resolved through acknowledgment of non-infringement by the Third Party or through court ruling in the relevant territory. Such withdrawal shall not constitute a breach of any of Nycomed’s obligations set out in this Agreement.

10.	REPRESENTATIONS AND WARRANTIES

10.1 Mutual Representations and Warranties. Each of the Parties hereby represents and warrants to the other Party as of the date hereof that:

10.1.1 such Party is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated;

10.1.2 this Agreement is a legal and valid obligation binding upon such Party and enforceable against such Party in accordance with its terms;

10.1.3 the execution, delivery and performance of this Agreement by such Party does not conflict with any agreement, instrument or understanding, oral or written, to which it is a Party or by which it is bound;

10.1.4 the execution, delivery and performance of this Agreement by such Party does not violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over such Party;

10.1.5 it has the full power and authority to enter into this Agreement and to carry out the obligations contemplated hereby;

10.1.6 such Party has not, and during the Term will not, grant any right to any Third Party relating to its respective Patents and Know-How which would conflict with the rights granted or obligated to be granted;

10.1.7 to the best of such Party’s knowledge, it has not engaged, nor will it engage, services of employees, officers, subcontractors or consultants to perform development on the Product or the Device, that i) have been debarred or convicted of a crime for which an entity or person could be debarred under 21 U.S.C. Section 335a, or ii) is under indictment for a crime for which an entity or person could be debarred under 21 U.S.C. Section 335a; and

10.1.8 such Party has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement.

10.2 Distribution Agreement Representations and Warranties. NPS hereby represents and warrants to Nycomed as of the date hereof that each of the representations and warranties that NPS made in Section 9.2 of the Distribution Agreement were true and accurate as of the date such representations and warranties were made thereunder.

10.3 Territory. Except as previously disclosed to Nycomed, NPS is not aware of any facts that would cause the sale or manufacture of the Product (in its current form as of the Effective Date) in the Territory to infringe any Patents of any Third Party, it being understood that NPS has not made any independent investigation with respect thereto.

11.	LIMITATION OF WARRANTY

EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT NEITHER PARTY MAKES ANY WARRANTY OR REPRESENTATION, AND EACH PARTY EXPRESSLY DISCLAIMS TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

12.	INDEMNIFICATION

12.1 Indemnification by Nycomed. Nycomed shall indemnify, defend and hold harmless NPS and its directors, officers, employees, agents and Affiliates from and against any liabilities, damages, fees, costs or expenses, including reasonable attorneys’ fees (collectively, “Losses”), which arise out of, relate to or result from the breach by Nycomed of any of its representations, warranties or obligations contained within this Agreement. Notwithstanding the foregoing, Nycomed shall not indemnify NPS for any Losses to the extent that Nycomed is entitled to seek indemnification from NPS for such Losses under Section 12.2 of this Agreement.

12.2 Indemnification by NPS. NPS shall indemnify, defend and hold harmless Nycomed and its directors, officers, employees, agents, Affiliates and sublicensees from and against any Losses which arise out of, relate to or result from: (a) the breach by NPS of any of its representations, warranties or obligations contained within this Agreement; or (b) any claim, lawsuit or other action by a Third Party arising from or relating to the Product or any use thereof, including but not limited to any claim or obligation, whether pursuant to a settlement or not, to pay royalties, which term shall be broadly defined to include any payments made in connection with any license required during the Term of this Agreement from a Third Party, to a Third Party in order for Nycomed to enjoy the rights and fulfill its obligations under this Agreement in the Original Territory. Notwithstanding the foregoing, NPS will not indemnify Nycomed for: (i) in relation to product liability claims, for claims caused through the Product or Device not corresponding to its specifications to the extent such Product or Device was supplied to Nycomed from a third party supplier acting under a supply agreement with Nycomed; or (ii) any Losses to the extent that NPS is entitled to seek indemnification from Nycomed for such Losses under Section 12.1 of this Agreement.

12.3 Indemnification Procedures. Sections 12.4, 12.5 and 12.6 shall not apply to disputes concerning a potential Patent infringement, which shall exclusively be governed by Sections 9.3, 9.6 and 9.7. A Party that intends to claim indemnification under Section 12.1 or 12.2 of this Agreement (the “Indemnitee”) will promptly notify the other Party (the “Indemnitor”) in writing of any claim, lawsuit or other action in respect of which the Indemnitee or any of its directors, officers, employees, and/or Affiliates intend to claim such indemnification within a reasonable period of time after the assertion of such claim; provided, however, that the failure to provide written notice of such claim within a reasonable period of time will not relieve the Indemnitor of any of its obligations hereunder, except to the extent that the Indemnitor is prejudiced by such failure to provide prompt notice. The Indemnitor will have the right to assume the complete control of the defense, compromise or settlement of any such claim with the prior written consent of such Indemnitee, such consent not to be unreasonably withheld; provided, however, that Indemnitee will have the right to withhold such consent in its sole discretion if such defense, compromise or settlement includes any admission of wrongdoing on the part of Indemnitee, or limits the scope of any claims in or enforceability of any Patents owned by or licensed to the Indemnitee. The Indemnitor may at its own expense, employ legal counsel to defend the claim at issue. At any time after Indemnitor has assumed defense of a claim, the Indemnitor may exercise, on behalf of the Indemnitee, any rights which may mitigate the extent or amount of such claim; provided, however, the Indemnitee:

12.3.1 may, in its sole discretion and at its own expense, employ legal counsel to represent it (in addition to the legal counsel employed by the Indemnitor) in any such matter, and in such event legal counsel selected by the Indemnitee will be required to confer and cooperate with such counsel of the Indemnitor in such defense, compromise or settlement for the purpose of informing and sharing information with the Indemnitor;

12.3.2 will, at its own expense, make available to Indemnitor those employees, officers and directors of Indemnitee whose assistance, testimony or presence is necessary, useful or appropriate, to assist the Indemnitor in evaluating and in defending any such claim; provided, however, that any such access will be conducted in such a manner as not to interfere unreasonably with the operations of the businesses of Indemnitee; and

12.3.3 will otherwise fully cooperate with the Indemnitor and its legal counsel in the investigation and defense of such claim. The rights and remedies provided pursuant to this Section 12 are the sole and exclusive remedies of the Parties hereto with respect to Losses.

EXCEPT FOR THE OBLIGATIONS TO INDEMNIFY DESCRIBED IN SECTION 12 ABOVE, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY FOR INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING, BUT NOT LIMITED TO, ANY CLAIM FOR DAMAGES BASED UPON LOST PROFITS,

13.	CONFIDENTIALITY

13.1 Confidential Information. Any information or materials communicated by one Party to the other Party pursuant to this Agreement or the Distribution Agreement or the Confidential Disclosure Agreement between the Parties dated February 11, 2004 will be deemed “Confidential Information” of the disclosing Party if marked “confidential” or with a similar legend, or if disclosed orally or visually, if identified as being confidential at the time of such oral or visual disclosure or which information or materials would, due to the nature thereof or the circumstances surrounding disclosure, appear to a reasonable person to be confidential or proprietary. Notwithstanding the preceding sentence, “Confidential Information” will not be deemed to include information that the receiving Party can demonstrate, by competent written proof:

(a) at the time of disclosure is published or is publicly known or otherwise in the public domain, other than through any breach by the receiving Party;

(b) was already known to the receiving Party, other than under an obligation of confidentiality or non-use, prior to the time of disclosure;

(c) is disclosed to the receiving Party in good faith, without an obligation of confidentiality, by a Third Party, whom the receiving Party has no reason to believe is under any obligation of confidence with respect to such information; or

(d) is independently developed by the receiving Party without use of or reference to the disclosing Party’s Confidential Information.

13.2 Treatment of Confidential Information. The Parties agree that during the term of this Agreement and for seven (7) years after its expiration or termination for any reason whatsoever, a Party receiving Confidential Information of the other Party will: (a) treat any such Confidential Information disclosed to it by the other Party as strictly confidential; (b) except as necessary in the performance of this Agreement, not disclose such Confidential

Information to Third Parties without the prior written consent of the other Party, other than to its Affiliates, sublicensees, collaborators or any consultants, provided that such disclosure be subject to confidentiality obligations comparable to those contained in this Agreement; (c) not use such Confidential Information for purposes other than those authorized expressly herein; and (d) use reasonable efforts to prevent inadvertent disclosure of such Confidential Information.

13.3 Access. Access to Confidential Information will be limited to those employees or consultants of the Party receiving such information or of such Party’s Affiliates who reasonably require such information in order to carry out activities authorized pursuant to this Agreement. Such employees or consultants will be advised of the confidential nature of the Confidential Information and the related confidentiality undertaking.

13.4 Permitted Disclosures. Notwithstanding any other provision in this Agreement, a receiving Party may disclose Confidential Information of the disclosing Party to the extent such disclosure is required by law or court order, provided that the receiving Party gives the disclosing Party prompt written notice of the requirement to disclose and reasonably cooperates with the disclosing Party to seek a protective order or other restrictions on the disclosure of such Confidential Information of the disclosing Party. Any such required disclosure will be limited only to that Confidential Information that is required to be disclosed and such disclosed Confidential Information will remain Confidential Information hereunder despite the required disclosure. Notwithstanding any other provision in this Agreement, either Party may disclose this Agreement (and prior to signing the draft versions hereof) and any and all Schedules and other Attachments hereto and financial calculations to be derived from this Agreement to existing or potential investors or potential buyers of the Parties hereto whom are subject to Confidentiality Agreements with terms similar to those contained herein.

13.5 Return of Confidential Information. Upon termination (and not expiration) of this Agreement, each Party hereto and its Affiliates will return all Confidential Information of the other Party in its possession to the other Party; provided, however, that each Party may retain:

(a) a single archival copy of the Confidential Information of the other Party solely for the purpose of determining the extent of disclosure of Confidential Information hereunder and assuring compliance with the surviving provisions of this Agreement;

(b) any portion of the Confidential Information of the other Party which is contained in laboratory notebooks; and

(c) any portion of the Confidential Information of the other Party that a Party is required by mandatory applicable law to retain.

13.6 Confidentiality of the Agreement Terms. Neither Party will disclose the terms of this Agreement to any Third Party without the prior written consent of the other Party; provided, however, that either Party may disclose the terms of this Agreement to actual or prospective investors and corporate partners (including sublicensees), to a Party’s accountants, attorneys and other professional advisors, and as required by applicable laws and regulations of the U.S. Securities and Exchange Commission and any stock exchange on which a Party’s stock or other instruments are or may be traded.

14.	ASSIGNMENT

14.1 Affiliates. The Parties recognize that each Party may perform some or all of its obligations under this Agreement through Affiliates, provided, however, that each Party will remain responsible for the performance by its Affiliates and will cause its Affiliates to comply with the provisions of this Agreement in connection with such performance and any act or omission committed by an Affiliate shall be deemed to have been conducted by the Party itself. Each Party hereby expressly waives any requirement that the other Party exhaust any right, power or remedy, or proceeds against an Affiliate, for any obligation or performance hereunder prior to proceeding directly against such Party.

14.2 Assignment. Neither Party will assign its rights or obligations under this Agreement to any Third Party without the prior written consent of the other Party; except that either Party may assign such rights and obligations to an Affiliate of the respective Party or to the surviving entity pursuant to a merger, acquisition or consolidation, or to a Third Party acquiring all or substantially all assets of a Party. All permitted assignments by either Party of any of its rights under this Agreement will be subject to all of the terms and conditions of this Agreement. All successors, permitted assignees of either Party will be subject to, and will be bound by, all the terms and conditions of this Agreement. Any purported assignment not permitted under the terms of this Agreement will be null, void, and of no effect.

14.3 Consent. Notwithstanding the foregoing, the Parties acknowledge that they entered into that certain Consent to Assignment, dated as of June 8, 2007 (the “Assignment Consent”), whereby Nycomed agreed that NPS may assign to one or more Third Parties its rights and obligations to receive royalties under Section 15.2 of the Distribution Agreement on Net Sales made on or after April 1, 2007, as well as all related rights incident thereto, including certain enumerated other sections of the Distribution Agreement. Furthermore, the Parties acknowledge that this License Agreement is replacing the Distribution Agreement and therefore, such consent to assignment shall apply to the assignment of such corresponding rights in this Agreement, and such Parties agree that such corresponding sections in this Agreement shall include Sections 7.4, 7.5, 7.6, 7.8, 7.9, 9.4, 9.6.1, 9.6.2, 9.7.1, 9.7.2, 9.7.3, 9.8.1 and 9.8.3; provided, however, that in the event that this Agreement is terminated pursuant to Section 2.11, the Assignment Consent shall revert back to its original form as of June 8, 2007 and shall reference the sections of the Distribution Agreement as in effect at that time. Nycomed hereby consents to NPS’ granting a security interest in all or any of the Licensed Technology and in this Agreement to any Third Party, subject to the licenses granted under this Agreement.

15.	JOINT PUBLICITY

15.1 Public Disclosures. If either Party wishes to make significant public disclosure exclusive of correspondence and written communication in the ordinary course of business, concerning this Agreement or the relationship established hereunder and such disclosure mentions the other Party by name or description, such other Party shall be provided in advance with a copy of the disclosure and shall have five (5) business days within which to approve or disapprove of such use of its name or description (including the mentioning of the name of the Product and/or reference to a description of the terms of this Agreement or to any of the exhibits to this Agreement that are incorporated by reference hereto). Neither party shall unreasonably withhold such approval. Failure to respond within said time shall be deemed to constitute an approval. Absent approval, no public disclosure shall use the name of or otherwise describe such Party except to the extent as may be required by law in the reasonable judgment of the respective Party’s counsel, or to the extent that the description of the other Party is limited to public information about the availability of the Product.

15.2 Scientific Publications. At least thirty (30) days prior to submission of any material related to the research or development activities hereunder for publication or presentation to Third Parties, the submitting Party shall provide to the other Party a draft of such material for its review and comment. The receiving Party shall provide any comments to the submitting Party within fifteen (15) days of receipt of such materials. No publication or presentation with respect to the research or development activities hereunder shall be made unless and until the other Party’s comments on the proposed publication or presentation have been addressed and changes have been agreed upon and any information determined by the other Party to be its Confidential Information has been removed. If requested in writing by the other Party, the submitting Party shall withhold material from submission for publication or presentation for the time reasonably required for the filing and until expiry of the priority year relating a patent application or the taking of such measures to establish and preserve proprietary rights in the information in the material being submitted for publication or presentation.

16.	TERM, TERMINATION AND CONCEQUENCES OF TERMINATION

16.1 Term of the Agreement. This Agreement shall commence on the Effective Date and, unless terminated earlier pursuant to this Section 16, remain in force on a country by country basis for the longer of fifteen (15) years from the first commercial sale of the Product in the respective country and the expiration date in such country of the last to expire of any issued NPS Patent. The Agreement on a country basis shall cease upon such expiry date(s) (the “Term”).

16.2 Termination for Commercial Reasons. In the event that Licensee can demonstrate that Licensee, as a result of circumstances in one or more markets in the Original Territory, including competition, is not making a reasonable profit and that Licensee, in its reasonable opinion, has no prospects of making a reasonable profit during the remainder of the Term, the Parties shall meet and renegotiate the key commercial terms of this Agreement. Should the Parties not be able to reach agreement on such new terms within six (6) weeks, the matter shall be referred to the Chief Executive Officers of the Parties. Should the Chief Executive Officers not be able to reach agreement within two (2) weeks, Licensee shall be entitled to terminate the Agreement giving NPS six (6) months written notice

16.3 Termination for Material Breach. In the event of a material breach of this Agreement by either Party, which is not cured within sixty (60) days following receipt of written notice of such breach from the non-breaching Party, the non-breaching Party will have the right to terminate this Agreement by written notification to the other Party, effective immediately upon receipt.

16.4 Termination for Bankruptcy. Either Party may immediately terminate this Agreement upon the occurrence of either of the following: (a) the entry of a decree or order for relief by a court having jurisdiction over the other Party in an involuntary case under any applicable national, federal, provincial or state insolvency or other similar law, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days; or (b) the filing by the other Party of a petition for relief under any applicable national, federal, or state insolvency or other similar law. All rights and licenses granted under or pursuant to this Agreement, including amendments hereto, by each Party to the other Party are, for all purposes of II U.S.c. Section 365(n), licenses of rights to intellectual property as defined in Title II.

16.5 General. No termination of this Agreement will relieve any Party hereto from any liability which, at the time of such termination, has already accrued to the other Party or which is attributable to a period prior to such termination, nor preclude either Party from pursuing any rights and remedies it may have under this Agreement or at law or in equity which have accrued or are based upon any event occurring prior to such termination.

16.6 Effects of Termination for Commercial Reasons. In the event of termination by Nycomed of the entire Agreement under Section 16.2, Nycomed shall forthwith as at the effective date of termination:

(a) deliver to NPS the dossier, all product data and any other documents, materials, data or information within its possession or control containing or evidencing any Licensed Technology of NPS and all Confidential Information of NPS;

(b) cease all exploitation and marketing of Product and Device provided always that Nycomed shall be entitled to continue to sell Product and Device for a period of six calendar months thereafter in order to fulfill existing orders only (subject always to the payment terms under this Agreement) and provided that Nycomed shall not sell such stock in a manner detrimental to the market for Product in the Territory;

(c) give or procure for NPS access to all data filed in connection with the Marketing Authorizations for the Product in the Territory;

(d) allow NPS to cross-reference any MA relating to the Product with each relevant Regulatory Authority, for the purpose of transferring the MAs for the Product in the Territory to NPS or as it may nominate at NPS’ cost;

(e) subject to Nycomed’s right to sell its stock of Product pursuant to Section 16.6.2, transfer the adverse event data base for the Product relating to the Territory to NPS;

(f) Nycomed acknowledges that in the event of such termination it shall not be entitled to any reimbursement or repayment of any sums paid to NPS under the terms of this Agreement prior to the effective date of termination; and

(g) Sell, assign and transfer to NPS the entire right, title and interest in and to the PREOTACT trademarks in the Territory and related items that were transferred by NPS to Nycomed pursuant to Section 2.2.

16.7 Licenses Upon Expiration. Upon expiration of this Agreement pursuant to Section 16.1 of this Agreement with respect to a country in the Territory, Nycomed will have a non-exclusive, fully paid, perpetual, royalty-free right and license under the Licensed Technology to develop, have developed, make, have made, use, offer to sell, sell, and import Product and Device in the Territory.

16.8 Survival. In the event of expiration or termination of this Agreement pursuant to this Agreement, the following sections will survive, together with the definitions of any defined terms used therein: Sections 2.11, 4.7, 5.4, 11, 12, 13, 14.3, 15, 16, 18, 20, 21, 22, 23, 24 and 25. All other provisions, including all rights and obligations thereunder, will terminate and be of no further force and effect.

17.	FORCE MAJEURE

17.1 Force Majeure. No Party (the “Affected Party”) shall be considered to be in breach of any of its obligations under this Agreement where failure to perform or delay in performing any obligation is due, wholly or in material part, directly or indirectly, to the occurrence of any act of God, act of public enemy, act of a governmental body or agency, foreign or domestic, sabotage, riot, fire, flood, typhoon, explosion or other catastrophe, epidemic or quarantine restriction, accident, freight embargo, or because of any other similar event (a “Force Majeure Event”), for the period of time occasioned by any such occurrence, so long as the event is beyond the reasonable control of, does not result from the fault of, and cannot be overcome by the exercise of reasonable due diligence by the Affected Party, and provided that:

(a) the Affected Party forthwith gives the other Party written notice of the Force Majeure Event, which notice shall include an estimate of the duration and the likely impact of the Force Majeure Event;

(b) the suspension or delay of performance shall be of no greater scope and of no longer duration than is reasonably required by the Force Majeure Event;

(c) the Affected Party will use its reasonable best efforts to correct, cure or overcome the Force Majeure Event; and

(d) then the Affected Party will for a period of up to three (3) months be excused from the obligations or conditions as a result of the Force Majeure Event to the extent and for the time so affected and provided that if a Force Majeure Event continues thereafter, the other Party (who is not the Affected Party) shall be entitled to terminate this Agreement upon ten (10) business days written notice to the Affected Party.

18.	LAW AND VENUE

18.1 Governing Law. This Agreement will be governed by, and construed and interpreted in accordance with the laws of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the laws of New York to the rights and obligations of the Parties.

18.2 Construction. Unless used in combination with the word “either,” the word “or” is used throughout this Agreement in the inclusive sense (and/or). The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” as used herein will mean including, without limiting the generality of any description preceding such term. No rule of strict construction will be applied against either Party hereto. Unless expressly provided herein to the contrary, all time limits, notice periods, deadlines or the like described herein will be governed by the follow parameters: (i) for all time periods that are five (5) days in length or less, such periods will be deemed to be business days, and (ii) for all time periods greater than five (5) days in length will be deemed to be calendar days.

18.3 Disputes. The Parties will try to settle their differences amicably between themselves with respect to any provision of this Agreement or the performance or alleged non-performance of a Party with respect to any of its obligations under this Agreement (“Dispute”). In the event of any controversy or claim arising out of or relating to this Agreement, the complaining Party shall notify the other Party in writing of such Dispute. If the Parties are unable to resolve the Dispute within twenty (20) days of receipt of the written notice by the other Party, such Dispute will be referred to the Chief Executive Officers of each of the Parties (or their respective designees) who will meet or hold a phone conference within fifteen (15) days and use their good faith efforts to have the Dispute resolved within fifteen (15) days after such meeting.

18.4 Arbitration. Any dispute that is not resolved amicably in accordance with the above, whether before or after termination of this Agreement, will be resolved by arbitration pursuant to the London Court of International Arbitration (LCIA) Rules, which Rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be three. Each Party shall appoint one arbitrator and the two arbitrators appointed by the Parties shall then agree on the appointment of the third. The place of arbitration shall be Geneva, Switzerland. The language to be used in the arbitral proceedings shall be English.

19.	AMENDMENTS

The Parties hereto may amend, modify or alter any of the provisions of this Agreement, but such amendment, modification or alteration will be valid and binding on either Party only if made by a written instrument that explicitly refers to this Agreement and that is signed by a duly authorized representative of each Party.

20.	ENTIRE AGREEMENT

This Agreement, together with the schedules and exhibits hereto, and the Distribution Agreement (in the form attached as Exhibit 20(a)) and Supply Agreement (in the form attached as Exhibit 20(b)), comprise the entire understanding of the Parties with respect to the subject matter hereof.

21.	THE PARTIES LEGAL RELATIONSHIP.

The Parties hereto are independent contractors. Nothing contained herein will constitute either Party the agent of the other Party for any purpose whatsoever, or constitute the Parties as partners or joint venturers. Employees of each Party remain employees of said Party and will be considered at no time agents of or owing a fiduciary duty to the other Party. Neither Party hereto will have any implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party or to bind the other Party to any other contract, agreement or undertaking with any Third Party.

22.	SEVERABILITY

In the event that any provision in this Agreement is held to be unlawful or invalid in any jurisdiction, the meaning of such provision will be construed to the greatest extent possible so as relevant to render it enforceable. If no such construction can render such provision enforceable, it will be severed. The remainder of this Agreement will remain in full force and effect, and the Parties will negotiate in good faith a reasonable substitute provision that is valid and enforceable in such jurisdiction. If the Parties are unable to agree on a substitute provision, and if the unlawful or invalid provision was an essential element of this Agreement without which one of the Parties would not have entered into this Agreement, as evidenced by this Agreement as a whole, then such Party may terminate this Agreement by written notice to the other Party effective upon receipt, and the Parties, in such case, shall agree on terms that will, to the extent practicably possible, put each Party in the position it would have been had the Agreement not been entered into.

23.	WAIVER

The failure of either Party to enforce any provision of this Agreement at any time will not be construed as a present or future waiver of such or any other provision of this Agreement. The express waiver by either Party of any provision or requirement hereunder will not operate as a future waiver of such or any other provision or requirement and will be effective only if set forth in a written instrument signed by a duly authorized representative of the Party waiving such provision or requirement.

24.	HEADINGS

The headings in this Agreement are for convenience only and shall not be applied when interpreting the content of this Agreement.

25.	MISCELLANEOUS

25.1 Notice. All notices hereunder must be given in writing and will be deemed given if delivered personally or by facsimile transmission (receipt confirmed), mailed by registered or certified mail (return receipt requested) with postage prepaid, or sent by express courier service (FedEx or other reputable, internationally recognized courier service), to the Parties at the following addresses (or at such other address for a Party as will be specified by like notice; provided that notices of a change of address will be effective only upon receipt thereof).

If to NPS:	NPS Allelix Corp.
MaRS Centre
101 College Street, South Tower
Suite 800
Toronto, ON MSG 1L8
Canada
Attention: General Counsel
Facsimile: (973) 316-6463

With copies to:	NPS Pharmaceuticals, Inc
Morris Corporate Center 1
4th Floor, Building B
300 Interpace Parkway
Parsippany, New Jersey 07054
United States of America
Attention: Vice President, Corporate Development
Facsimile: (973) 316-6463

and:	NPS Pharmaceuticals, Inc
Morris Corporate Center 1
4th Floor, Building B
300 Interpace Parkway
Parsippany, New Jersey 07054
United States of America
Attention: General Counsel
Facsimile: (973) 316-6463

If to Nycomed:	Nycomed Danmark ApS Langebjerg I
DK-4000 Roskilde Denmark
Attention: Managing Director
Facsimile: +4546756968

With a copy to:	Nycomed Group
c/o Nycomed Germany Holding GmbH
Byk-Gulden-Str. 2
78467 Konstanz
Germany
Attention: General Counsel
Facsimile: +497531842982

25.2 Counterparts. This Agreement may be executed by the Parties in one or more identical counterparts, all of which together will constitute this Agreement. If this Agreement is executed in counterparts, no signatory hereto will be bound until both Parties have duly executed a counterpart of this Agreement.

The Parties have caused this Agreement to be executed as of the Effective Date by signature of their duly authorized representatives.

NPS ALLELIX CORP.

By:
Title:

NYCOMED DANMARK APS

By:
Title:

By:
Title:

[Signature Page to License Agreement]

SCHEDULE 1.5

DEVICE

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SCHEDULE 1.19

NPS PATENTS

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SCHEDULE 2.2

PRODUCT TRADEMARKS

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SCHEDULE 6.3

TRANSFER PROTOCOL

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SCHEDULE 6.8

RELEASE CERTIFICATE

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SCHEDULE 6.10

EMPLOYEES

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SCHEDULE 6.12

INVENTORY STOCK FOR SALE

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EXHIBIT 20(a)

DISTRIBUTION AGREEMENT

A copy of the Distribution Agreement has been attached to our Form 10-Q for the quarter-ended June 30, 2004.

EXHIBIT 20(b)

SUPPLY AGREEMENT

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